UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934
        For the plan year ended December 31, 2002

OR

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934
        For the transition period from _____ to _____

Commission file number 001-14097

        A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                        SAUER-DANFOSS LaSALLE FACTORY
                                        EMPLOYEE SAVINGS PLAN

        B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                        Sauer-Danfoss Inc.
                                        250 Parkway Drive, Suite 270
                                        Lincolnshire, Illinois 60069

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

        1. Financial Statements:

                        Independent Auditors' Report, KPMG LLP

                        Statements of Net Assets Available for Benefits as of December 31, 2002 and
                                2001

                        Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001

                        Notes to Financial Statements

                        Supplemental Schedules:

            Schedule H Line 4i - Schedule of Assets Held for Investment Purposes as of
    December 31, 2002

        2. Exhibits:

    23              Consent of KPMG LLP, Independent Auditors

    99.1          Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

    99.2          Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated:  June 26, 2003                                                      SAUER-DANFOSS LaSALLE FACTORY
                                                                                        EMPLOYEE SAVINGS PLAN

                                                                                        By: Sauer-Danfoss (US) Company
                                                                                              Plan Administrator

                                                                                         By: Kenneth D. McCuskey
                                                                                               Kenneth D. McCuskey
                                                                                               Vice President - Finance

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Table of Contents

                                                                                                                                Page

Independent Auditors’ Report                                                                                      1

Statements of Net Assets Available for Benefits                                                            2

Statements of Changes in Net Assets Available for Benefits                                          3

Notes to Financial Statements                                                                                      4

Schedule

1 Schedule H Line 4i – Schedule of Assets Held for Investment Purposes                      9

Independent Auditors’ Report

Employee Benefit Committee
Sauer-Danfoss LaSalle
        Factory Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

June 17, 2003                                                 KPMG LLP
Des Moines, Iowa

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
	2002	2001
Assets:
Investments	$4,369,562	4,648,906
Employee contributions receivable	—	7,086
Net assets available for benefits	$4,369,562	4,655,992
See accompanying notes to financial statements.
SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2002 and 2001
	2002	2001
Additions to net assets attributed to:
Contributions:
Employees	$342,090	435,391
Employers	24,683	22,825
Rollovers	44,661	—
Investment income	167,646	206,058
Total additions	579,080	664,274
Deductions from net assets attributed to:
Net realized and unrealized losses on plan investments	461,247	398,966
Benefits paid	390,503	425,350
Fees	12,002	11,344
Premiums for life insurance	5,936	6,797
Total deductions	869,688	842,457
Transfers from other plans, net	4,178	8,405
Net decrease in net assets available for benefits	(286,430)	(169,778)
Net assets available for benefits:
Beginning of year	4,655,992	4,825,770
End of year	$4,369,562	4,655,992
See accompanying notes to financial statements.

(1) Description of the Plan

The following description of Sauer-Danfoss LaSalle Factory Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

    (a) General

         The Plan is a defined contribution plan which covers any person regularly employed by Sauer-Danfoss (US) Company           (the Company) at its LaSalle, Illinois manufacturing facility whose employment is within the unit covered by the collective bargaining agreement between the Company and Local Union No. 285 of International Union,
         United Automobile, Aerospace and Agricultural Implement Workers of America. Persons employed on a part-time, temporary, or irregular basis for less than 1,000 hours a year are excluded from coverage.

    (b) Administration

        The Plan is administered by the Employee Benefit Committee of the Company (the Plan Administrator).

    (c) Trustee

        AMVESCAP National Trust Company (formerly Institutional Trust Company) has been designated as trustee of the Plan.

    (d) Contributions

The Plan is funded by employee and employer contributions. Participating employees may contribute a percentage of their wages ranging from 1% to 21%. Annual contributions, including life insurance purchased, may not exceed $11,000 and $10,500 in 2002 and 2001, respectively, as indexed by the Internal Revenue Service. The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

Employer contributions consist of a nonelective 2% contribution and an additional maximum contribution of 2% at a rate of 0.5% for each 1% of employee contribution. Any employee participants under this Plan who were hired prior to October 29, 1997 and who made a one time election to continue benefit accruals in the Factory Pension Plan of Sauer-Danfoss (LaSalle) and International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, and its Local Union No. 285 pursuant to the Company’s multiplier formula (rather than the cash balance formula) after September 1, 2001 became ineligible to receive employer contributions under this Plan after September 1, 2001.

    (e) Participant Accounts

Participants have the option to invest contributions in the following funds: INVESCO Stable Value Trust Fund, INVESCO Select Income Fund, INVESCO Total Return Fund, INVESCO 500 Index Trust Fund, Fidelity Equity Income Fund, AIM Blue Chip Fund, INVESCO Dynamics Fund, INVESCO Small Company Growth Fund, INVESCO International Equity Trust Fund, and Sauer-Danfoss Stock Fund, which invests in the common stock of Sauer-Danfoss Inc., the Company’s Parent. Participant accounts are credited for contributions and allocations of Plan earnings or (losses). Plan earnings or (losses) are allocated to participants based upon their relative percentages of each fund’s investment account balance. In addition, participants may elect to invest in a life insurance fund which purchases coverage for them and their families. Assets invested in participant life insurance coverage are excluded from Plan assets.

Participants may also elect to borrow up to amounts defined in the Plan. Participant loans amounting to $249,898 and $241,110 at December 31, 2002 and 2001, respectively, are included in investments. Interest rates on the loans ranged from 5.75% to 11.00% at December 31, 2002 and 7% to 11% at December 31, 2001.

    (f) Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon.

The interests of participants in the employer contributions and actual earnings thereon vest at the rate of 20% per year effective the first day of each year of service.

    (g) Payment of Benefits

While still employed, a participant may, for certain documented hardship reasons, make a withdrawal from his or her Participant’s Contribution Account at any time. While still employed, a participant may also withdraw all or any portion of his or her vested Plan benefit upon attaining age 59 1/2 or becoming disabled.

On termination of service for any reason other than death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual or annual installments over a fixed period of time that is not less than two years and not more than the joint life expectancy of the participant and his or her beneficiary. On termination of service by reason of death, the participant’s beneficiary(ies) may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual or annual installments over a fixed period of time that is not less than two years and not more than five years.

Distributions are generally payable in cash. A participant may elect to receive amounts distributed from the Sauer-Danfoss Stock Fund in whole shares, with any fractional shares paid in cash.

    (h) Plan Expenses

Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees which are paid by the Plan.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for benefits and changes in those assets. The Plan’s assets consist of the assets of the Sauer-Danfoss LaSalle Factory Employee Savings Plan Trust (the Trust).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, and changes thereto in preparing these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

(b) Valuation of Investments

Investments in mutual funds are valued at quoted market prices, if available. Investments not having an established market are valued at fair value, as determined by the trustee.

Investments in participant loans are valued at their unpaid balance.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

(c) Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated May 21, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC.

(3) The Trust

The fair values of investments of the Trust at December 31, 2002 and 2001 were as follows:
	2002	2001
INVESCO Stable Value Trust Fund**	$2,428,914	2,281,027
INVESCO Select Income Fund	30,177	25,920
INVESCO Total Return Fund**	291,096	336,194
INVESCO 500 Index Trust Fund	139,102	142,457
Fidelity Equity Income Fund**	663,429	774,528
AIM Blue Chip Fund**	309,841	446,487
INVESCO Dynamics Fund	89,385	151,695
INVESCO Small Company Growth Fund	86,801	162,913
INVESCO International Equity Trust Fund	63,305	66,105
Sauer-Danfoss Stock Fund*	17,614	20,020
Cash	—	450
Participants loans**	249,898	241,110
	$4,369,562	4,648,906

* Party-in-interest of the Plan.

** Investments comprising more than 5% of net assets available for benefits.

Investment income and net realized and unrealized appreciation (depreciation) in the fair value of investments for 2002 and 2001 were as follows:

	2002	2001
Interest	$17,035	20,759
Dividends	150,611	185,299
Net realized and unrealized appreciation (depreciation):
INVESCO Select Income Fund	(900)	(3,505)
INVESCO Total Return Fund	(53,164)	(16,695)
INVESCO 500 Index Trust Fund	(43,185)	(18,135)
Fidelity Equity Income Fund	(142,644)	(73,636)
AIM Blue Chip Fund	(111,616)	(145,410)
INVESCO Dynamics Fund	(52,659)	(82,049)
INVESCO Small Company Growth Fund	(49,873)	(47,017)
INVESCO International Equity Trust Fund	(7,567)	(11,548)
Sauer-Danfoss Stock Fund*	361	(971)
	$(293,601)	(192,908)

* Party-in-interest of the Plan.

(4) Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. Upon termination of the Plan, each participant’s account shall be fully vested and nonforfeitable.

			Schedule 1
SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN
Schedule H Line 4i – Schedule of Assets Held for Investment Purposes
December 31, 2002
Identity of party and			Current
description of investment	Units	Cost	value
INVESCO Stable Value Trust Fund	2,428,914.00	$2,428,914	2,428,914
INVESCO Select Income Fund	5,803.34	32,580	30,177
INVESCO Total Return Fund	13,928.05	375,771	291,096
INVESCO 500 Index Trust Fund	6,398.43	181,955	139,102
Fidelity Equity Income Fund	16,723.69	817,871	663,429
AIM Blue Chip Fund	34,657.79	435,327	309,841
INVESCO Dynamics Fund	8,307.15	201,113	89,385
INVESCO Small Company Growth Fund	10,420.33	161,040	86,801
INVESCO International Equity Trust	3,939.32	73,558	63,305
Sauer-Danfoss Stock Fund*	2,229.65	19,174	17,614
Cash	N/A	—	—
Participant loans – interest rates ranged
from 5.75% to 11.00%	N/A	—	249,898
		$4,727,303	4,369,562
* Party-in-interest.
See accompanying independent auditors’ report.